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                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                             SCHEDULE 13G
                            (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                           (Amendment No. )*







                          CFS BANCORP, INC.
----------------------------------------------------------------------
                          (Name of Issuer)




                COMMON STOCK, PAR VALUE $.01 PER SHARE
----------------------------------------------------------------------
                   (Title of Class of Securities)




                             12525D 10 2
----------------------------------------------------------------------
                            (CUSIP Number)




                          July 24, 1998
----------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)




Check appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1(b)
                        Page 1 of 5 Pages
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CUSIP NO. 12525D 10 2                        Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    CFS Bancorp, Inc. Employee Stock Ownership Plan Trust
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                           (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER

-----------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
    1,428,300
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER
    0
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER
    1,428,300
------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,428,300
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                                        [ ]
------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.2%
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12. TYPE OF REPORTING PERSON
    EP
------------------------------------------------------------------------
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CUSIP NO. 12525D 10 2                        Page 3 of 5 Pages
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Item 1(a)   Name of Issuer:

            CFS Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office:

            707 Ridge Road
            Munster, Indiana 46321

Item 2(a)   Name of Person Filing:

            CFS Bancorp, Inc. Employee Stock Ownership Plan Trust.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            CFS Bancorp, Inc.
            707 Ridge Road
            Munster, Indiana 46321

Item 2(c)   Citizenship:

            United States

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:

            12525D 10 2

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

            [X] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.     Ownership.
            (a) Amount beneficially owned
                1,428,300
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CUSIP NO.12525D 10 2                           Page 4 of 5 Pages
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            (b)  Percent of class:

                  6.2%

            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote     0
                                                            ---------
            (ii)  Shared power to vote or to direct the vote 1,428,300
                                                             ---------
            (iii) Sole power to dispose or to direct the disposition of
                    0
                  -------
            (iv)  Shared power to dispose or to direct the disposition of
                 1,428,300
                 ---------
            The CFS Bancorp, Inc. Employee Stock Ownership Plan Trust
            (the "Trust") was established pursuant to the CFS Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP generally will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and benficiaries. As of December 31,1998, no allocation of shares had yet been completed.


Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash,are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not applicable since the reporting entity is not a member of a group.
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CUSIP NO.12525D 10 2                        Page 5 of 5 Pages
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Item 9.   Notice of Dissolution of Group.

          Not Applicable since the reporting entity is not a member of a group.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                             SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                             CFS BANCORP, INC. EMPLOYEE
                             STOCK OWNERSHIP PLAN TRUST



Date:  February 12, 1999        By:  /s/ Thomas F. Prisby
                                     --------------------------------------
                                    Thomas F. Prisby, Trustee



Date:  February 12, 1999        By:  /s/ James W. Prisby
                                     --------------------------------------
                                     James W. Prisby, Trustee



Date:  February 12, 1999        By:  /s/ John T. Stephens
                                     ---------------------------------------
                                     John T. Stephens, Trustee




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